XKH 3/17

[redacted]

15049984

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2015
REGISTRATIONS BRANCH
12

SECUR ... MISSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-53508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INDIAN HARBOR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

Cos Cob (City) CT (State) 06807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - if individual, state last, first, middle name)

850 Canal Street – 4th Floor (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

KH 3/17

INDIAN HARBOR, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stephen McMenamin, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Indian Harbor, LLC for the period ended December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me the 5th day of March, 2015

Constance Elizabeth Houseknecht

CONSTANCE ELIZABETH HOUSEKNECHT
Notary Public, State of Connecticut
My Commission Expires 11/30/18

INDIAN HARBOR, LLC
Index
December 31, 2014

Page(s)

McGladrey

Report of Independent Registered Public Accounting Firm

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Stamford, Connecticut
March 4, 2015

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 1,807,436
Fees receivable	223,130
Equipment and leasehold improvements - net of depreciation and amortization of $895,867	2,544
Other assets	135,739
Total assets	$ 2,168,849
Liabilities and Members' Equity	
Compensation payable to members	90,183
Accrued commissions payable	19,110
Other accrued expenses	9,925
Total liabilities	119,218
Members' equity	2,049,631
Total liabilities and members' equity	$ 2,168,849

The accompanying notes are an integral part of this financial statement.

INDIAN HARBOR, LLC

Notes to Statement of Financial Condition
December 31, 2014

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from placement fees and a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of presentation: This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Fees receivable and allowance for doubtful accounts: Fees receivable are due from the Company's major client under agreed upon trade terms. Management reviews fees receivable periodically to determine whether receivables will potentially be uncollectible.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Estimated useful lives of equipment and leasehold improvements are as follows:

Equipment	3-6 years
Furniture	5 years
Software	3 years

Leasehold improvements - 5 years or remaining life of lease whichever is shorter.

Note 2. Concentrations

One major client accounted for 92% of total revenues earned during 2014 and 93% of fees receivable as of December 31, 2014.

Substantially all of the Company's cash is held in accounts at a major commercial bank. Management does not expect any losses to result with respect to any of these concentrations.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2014, the Company had net capital of $1,797,511, which was $1,547,511 in excess of its required net capital of $250,000.

Note 4. Leasing Arrangements and Related Party Transactions

The Company is obligated under a non-cancelable operating lease, with a related party, for office space expiring April 30, 2015. Total rent expense for 2014 was $209,850. Future rent payments are $19,586 per month. Future rent obligations under the lease are $78,344 for 2015.

In connection with the lease mentioned in the preceding paragraph, the Company subleased a portion of the office space to another related party. This lease, which is renewable annually, expired on December 31, 2014, and was renewed through December 31, 2015. Total rent income for 2014 was $115,229. The sub-lease agreement calls for $158,256 of rental income in 2015.

In addition to the above arrangements, the Company leases office space to an unrelated party.
The lease is on a month to month basis.

Note 5. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at December 31, 2014 are as follows:

Equipment	$	211,132
Furniture		253,649
Software		21,500
Leasehold improvements		412,130
		898,411
Less accumulated depreciation and amortization		(895,867)
	$	2,544

INDIAN HARBOR, LLC

Notes to Statement of Financial Condition
December 31, 2014

Note 6. Income Taxes

As a limited liability company, each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses and accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2011. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions.

Note 7. Member Redemption

During 2014, the Company redeemed the 20% voting interest of a departing member.

Note 8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2014 and through the time the financial statements were issued on March 4, 2015, and determined that there are no material events that would require recognition or disclosure disclosure in the Company's financial statements.